Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Filing Person: Safehold Inc.
Subject Company: Safehold Inc.
Commission File Number: 001-38122

Safehold Inc.(Q3 2022 Earnings) November 01, 2022

Corporate Speakers:

•	Jason Fooks; Safehold; Senior Vice President of Investor Relations and Marketing
•	Jay Sugarman; Safehold; Chairman and Chief Executive Officer
•	Marcos Alvarado; Safehold; President and Chief Investment Officer
•	Brett Asnas; Safehold; Chief Financial Officer

Participants:

•	Anthony Paolone; JPMorgan Chase & Co.; Analyst
•	Richard Anderson; SMBC Nikko Securities America, Inc.; Analyst
•	Stephen Laws; Raymond James & Associates, Inc.; Analyst
•	Spenser Allaway; Green Street Advisors, LLC; Analyst
•	Jade Rahmani; Keefe, Bruyette, & Woods, Inc.; Analyst

PRESENTATION

Operator^ Good morning, and welcome to Safehold's Third Quarter 2022 Earnings Conference Call. (Operator Instructions) As a reminder, today's conference is being recorded.

At this time, for opening remarks and introductions, I would like to turn the conference over to Jason Fooks, Senior Vice President of Investor Relations and Marketing. Please go ahead, sir.

Jason Fooks^ Good morning, everyone, and thank you for joining us today for Safehold's earnings call. On the call today, we have Jay Sugarman, Chairman and Chief Executive Officer; Marcos Alvarado, President and Chief Investment Officer; and Brett Asnas, Chief Financial Officer.

This morning, we plan to walk through a presentation that details our third quarter results. The presentation can be found on our website at safeholdinc.com and by clicking on the Investors link. There will be a replay of this conference call beginning today at 2:00 PM Eastern Time and the dial-in for the replay is 877-481-4010, with the confirmation code of 46957

Before I turn the call over to Jay, I'd like to remind everyone that statements in this earnings call, which are not historical facts, may be forward-looking. Our actual results may differ materially from these forward-looking statements, and the risk factors that could cause these differences are detailed in our SEC reports. Safehold disclaims any intent or obligation to update these forward-looking statements, except as expressly required by law.

Now with that, I'd like to turn the call over to Chairman and CEO, Jay Sugarman. Jay?

Jay Sugarman^ Thanks, Jason. Thanks to everyone for joining us today. The third quarter was marked by two important events with opposite impacts on Safehold. Our announcement of an agreement with iStar to create a better platform for expanding our modern ground lease business was a strong plus on a number of fronts and addressed several key constraints in the minds of equity and debt investors.

Unfortunately, the third quarter was also a period of historic volatility, the interest rate in credit markets. The impact on Safehold share price has been painful. Higher rates and spreads will impact both asset and liability pricing and while we remain focused on expanding our footprint through this period, we are also willing to be patient for markets to eventually stabilize, and we believe the impact on our share price for future projected rate declines and less volatile markets should be quite favorable.

In the meantime, we will work to highlight that while the contractual cash flows from our $6 billion ground lease portfolio are certainly impacted by higher discount rates for assets with a similar credit profile. We also need to continue drawing attention to the benefits of our now below market long-term debt, the contractual inflation kickers in many of our assets and our portfolio of embedded capital appreciation that over the long-term will act as a powerful inflation hedge.

We've included a few updates on Caret in the deck as it remains an important catalyst for our long-term vision, and we are pleased to continue taking small steps in the right direction and pointing towards success.

Okay. Let's turn to the quarter with Brett and Marcos. Marcos?

Marcos Alvarado^ Thank you, Jay, and good morning, everyone. Let's begin on Slide 4. As a quick recap to the merger we announced during the quarter, Safehold and iStar reached a definitive agreement to combine their businesses to create the largest and only self-managed, pure-play ground lease company in the public markets. This transaction should achieve several goals for new Safehold.

First, we believe new Safehold will be better positioned for its next phase of growth by putting into place a more efficient and stable long-term cost structure. As opposed to the cost we would incur with the existing externally managed architecture and as new SAFE scales over time, these potential cost savings become more substantial. While we acknowledge the disruption in the capital markets has had an impact on everyone's cost of capital. We believe over the long-term, new SAFE should have enhanced access to capital by addressing many of the concerns around governance we've heard both from debt and equity investors along with the rating agencies.

Notably, this new transaction will significantly increase our free float, which should allow us to broaden and diversify our shareholder base and create greater liquidity and access to our company. And finally, we are excited about bringing in MSD as a strategic investor. At merger closing, MSD will become one of the largest investors in new SAFE and the largest third-party investor in Caret.

Our next step is to file our proxy statement with the SEC, which will subsequently go through the SEC approval process. While we are presently well into the documentation drafting process, it is not yet completed and so we will be limited to what we can say today regarding certain specifics of the merger transaction until the proxy is filed.

Moving on to Slide 5, we provide highlights for the quarter. During the third quarter, we delivered strong earnings driven by new investment activity as well as the gain from the sale of one ground lease, which we recently announced. Brett will discuss this in more depth, but this sale demonstrates the power and value of owning high quality land. As we often say internally, it's not always what sits on top of our land today, but rather what someone envisions in the future.

We are excited about being able to recycle the net proceeds from the sale accretively, while simultaneously creating a positive data point for Caret. Additionally, originations during the quarter continue to grow both the portfolio and UCA, and we ended the period with ample capital sources to fund our pipeline.

With that, let me discuss our investment activity on Slide 6. During the third quarter, we originated six new ground leases, totaling $284 million. Across the six ground leases, we funded $255 million and expect to fund the $29 million unfunded balance in the near-term. Additionally, we funded $48 million associated with the prior ground lease commitments. These six new originations were all multi-family properties spanning five different markets.

The new ground leases originated during the quarter, generated a weighted average yield of 5.8%, assuming 0% inflation, which is approximately a 30 basis points higher than the 5.5% yield for the deals we closed in the second quarter also with a 0% inflation assumption. The credit metrics associated with these investments are in line with our targets with a ground lease to value of 37% and rent coverage of 3x.

As rates continue to rise over the last few weeks, more recent pricing is in the mid-to-high 6% effective yield range before our inflation look backs. As base rates and credit spreads move, we continue to monitor and shift pricing that works for our customers and for our business. So our belief that creating ground leases at the current market levels will lead to significant long-term value creation. However, given the volatility in the capital markets, we expect to slow down in originations in the coming quarters as assets in the private markets reprice.

Slide 7 provides a snapshot of our portfolio growth for the quarter. We hit another milestone with our aggregate portfolio crossing the $6 billion threshold, ending the quarter at $6.1 billion, representing 18x growth since our IPO. The sixth institutional quality multi-family assets, which we originated during the period, can be seen on the right side of this slide.

And with that, let me turn it over to Brett to go through the financials. Brett?

Brett Asnas^ Thank you, Marcos, and good morning, everyone. Continuing on Slide 8, let me detail our quarterly earnings results. Revenues were $71.7 million for the third quarter, net income was $66.1 million, and earnings per share was $1.06. However, it should be noted that the third quarter of both periods included one-time gains associated with ground leases, and this year also included costs related to the merger transaction. Excluding those items, net income for the third quarter would have been $25.5 million, an increase of 40% versus the same period last year and earnings per share was $0.41, 20% above the $0.34 we earned in the prior year period.

Slide 9 provides more detail about the sale of a ground lease during the quarter. As we previously mentioned, during the third quarter, we sold a ground lease in the Washington D.C. MSA for $136 million. We were not actively marketing this property rather the buyer came to us with a compelling unsolicited offer at a price 77% above where we purchased the ground lease approximately two years ago.

After evaluating this offer with our Board of Directors, we felt that the negotiated price represented an attractive value and agreed to the sale. Based on Safehold's 83% ownership in Caret, we recognized the $46.4 million gain. Additionally, Safehold will net $126 million of cash proceeds from this transaction, which will be reinvested in creating more value for our stakeholders.

On Slide 10, we detailed our portfolios yield under several inflation scenarios. As we've previously discussed, the market generally values our cash flows relative to long-term high grade bonds, and what we see in year-to-date is a high correlation between our stock price and the yield on those notes. As our benchmark discount rates have moved higher, there has been a corresponding decrease in the present value of our contractual cash flows and by extension in our stock price. However, this does not take into account that our cash flows are not fixed, and 95% of our portfolio has some form of inflation protection built in, thereby creating a positive correlation between portfolio cash flow and inflation.

The current portfolio generates a cash yield of 3.3% and an annualized yield of 5.1%. However, these metrics presume as 0% inflationary environment for the duration of our ground leases. If you take into account the latest long-term inflation expectations of 2.27%, our inflation-based rent increases will push the portfolio to yield 5.7%. If inflation drops back down to 2.0% for the next 99 years, our portfolio will yield 5.5%, and if it moves up to 3.0%, our portfolio will yield 6.1%. This additional yield is significant when compounded over the long duration of our ground leases and is an essential calculation for investors to price and to value our stock appropriately.

Additional portfolio metrics can be seen on Slide 11. At the end of the third quarter, our portfolio has a weighted average ground lease to value of 40% and a weighted average rent coverage of 3.9x. By book value, portfolio consists of 45% Office, 35% Multifamily, 12% Hotel, 5% Life Science, and 3% Mixed Use & Other. By asset count, the portfolio is comprised of 66 Multifamily ground leases, 36 Office, 16 Hotel, five Life Science and five Mixed Use & Other. Our weighted average lease term is 93 years.

On Slide 12, you can see the geographic breakdown of the portfolio as we continue to expand our nationwide footprint. We have 35 ground leases in the West, 29 in the Southeast, 22 in the Northeast, 22 in the mid-Atlantic, 14 in the Southwest, and six in the Central region.

Moving on to Slide 13, we provide an overview on our capital structure. At the end of the third quarter, we had $3.8 billion of debt comprised approximately of $1.5 billion of non-recourse secured debt, $1.4 billion of unsecured notes and $272 million of our pro-rata share of debt on ground leases, which we own in partnership. Our weighted average debt maturity is 24 years. In addition, we had $630 million drawn on our unsecured revolver. Combined with cash on hand, we had $756 million of liquidity at quarter end. We are levered 1.8x on a total debt to book equity basis and the effective interest rate booked on our non-revolver debt is 3.7%, which is 138 basis point spread to the 5.1% annualized deal on our portfolio.

The portfolio's annualized cash yield is 3.3%, 15 basis point spread to our 3.2% cash interest rate. Notably, during the quarter, in response to our combination transaction with iStar, Moody's upgraded Safehold to positive outlook, opening the path to a potential upgrade to become an A credit as we continue to deliver on the benefits and value of our franchise.

On Slide 14, we present an update on estimated UCI. Including the sale of a ground lease during the quarter, the estimated value of all of the unrealized capital appreciation above our cost basis grew to an estimated $10.5 billion, a $597 million increase from our last update for the previous quarter, equating to an 80% compound annual growth rate since our IPO in 2017. That being said, it is worth noting that CBRE's appraisals, which for each asset are completed on an annual basis, do not yet fully reflect potential impacts from higher rates for an uncertain economic backdrop on commercial real estate values.

As a result, we could see quarterly fluctuations in this balance should commercial real estate values re-priced. The assets that sit on top of our land consist of approximately 32.7 million square feet of institutional quality commercial real estate located in the top markets throughout the country, comprised of 14.4 million square feet of Multifamily, 13.2 million square feet of Office, 3.8 million square feet of hotels, 700,000 square feet of Life Science, and 700,000 square feet of mixed use in other property types.

And with that, let me turn it back over to Jay. Jay?

Jay Sugarman^ Thanks, Brett. I think we can go ahead and open it up for questions operator.

QUESTIONS AND ANSWERS

Operator^ Okay, no problem at all. (Operator Instructions) Your first question is coming from Anthony Paolone from JPMorgan. Anthony, please ask your question.

Anthony Paolone^ Yes. Thanks. Good morning. I guess my first question is, can you talk about just how much of the change in interest rates and discount rates was reflected in the deal volume in the third quarter? Or where we should expect those to go as we look ahead in the next couple of quarters?

Jay Sugarman^ Marcos, do you want to talk about that?

Marcos Alvarado^ Yes. Hey, Anthony. I don't think the third quarter volumes fully reflect the slow down. I think our anticipation is that we'll have slower origination volumes in the coming quarters as the private markets reprice and as hopefully some liquidity comes back in the system. So I don't think you'll see us in Q4 or Q1 hitting these volumes.

Anthony Paolone^ Yes. I'm sorry, I guess maybe I wasn't clear on the question. I'm just trying to think through the – what looks like about, call it, 4% cash yield, 6% IRR on the deals in the third quarter. What does that number look like in the next couple of quarters? I'm guessing some of that activity was maybe entered into before some of sort of the bigger moves in rates in the last couple of months.

Marcos Alvarado^ Yes. So sorry about that Tony, I misunderstood the question. I think pricing today, as I said in my remarks is probably in the kind of mid-six range, but we do expect volumes to slow down. So call it 4.5 cash, 6.5 IRR, but probably on lower volumes going forward.

Anthony Paolone^ Okay. And where do you think your incremental debt costs are? I mean, we can see kind of where your bonds trade, but I don't know if you have access to other instruments or how you're thinking about financing on that side and also just general capacity given kind of where the balance sheet is today and cost of equity?

Brett Asnas^ Yes. I'm happy to take that. It's Brett. Hey, Tony. Yes, when we look at our existing debt cap structure, I mean, right now it's – we have $3 billion plus that's 100% fixed rate termed out, 3.2% cash rate. So it's certainly a low cost. I think what you've seen us do more recently is some more structured unsecured issuances keeping our cash costs lower. And from an effective standpoint, obviously we've all seen [IG or REIT] or single A or triple B credit spreads widen. So the cost of debt that we do see on the screen is wider than what we'd like.

But I do think we've been able to show that especially as you point out using other liquidity tools or even what we've done this year on the private markets have been able to price inside of what is on the screen. So we're at a moment here now where we're going to let our credit story and the momentum we've exhibited here over the last couple of years within both sides of the balance sheet work itself out as the market finds equilibrium, but we have lots of tools at our disposal for sure.

Anthony Paolone^ Okay. Thank you.

Operator^ Thank you very much. Your next question is coming from Rich Anderson from SMBC. Rich, please ask your question.

Richard Anderson^ Sorry about that. Good morning, everyone. First, potentially, perhaps ignorant question, I'm famous for these, but I think it might be in the minds of people. The Caret, the asset sale and a portion of that going in the Caret, if this is a transaction involving land and the Caret is an entity that monitors the value of the leasehold on top of the land, why would a gain on the land be a Caret event?

Jay Sugarman^ Hey, Rich. It’s Jay.

Marcos Alvarado^ Go ahead, Jay.

Jay Sugarman^ I'll take it. Yes. Caret is meant to capture the capital appreciation above the bond economics of the underlying cash flows. So we really do think the embedded values reflect two different components; one is the cash flows, contractual inflation protected. The other is the capital appreciation we're building up, which can be realized in a number of ways. In this case somebody was willing to pay a significant premium. And so we think there are two assets that can be monetized inside of Safehold.

I think the best way to capture them is to be really clear on what each is. One is a bond, one is capital appreciation. This was an unusual one-off. I don't – this is not something that's going to happen very often, but it does highlight a couple of key things. It shows a lot of the embedded value, but we think people are completely undervaluing the capital appreciation component. And right now, it looks like our shares are very much pricing, just the sort of the contractual bond cash flows. So we think it helped highlight the two components.

And as you know, we're trying to capture that larger second component in a fundamentally separate way. And so capital appreciation and bonds will be kind of highlighted as separate investments and this one, we're really highlighting the capital appreciation possibilities in the portfolio.

Richard Anderson^ Okay. Maybe off – maybe take it offline, but the Caret is not only is the value, the $10.5 billion is not just the assets at top the land, but if you have an event where the land appreciates, then that's also a Caret event. Obviously that's answer is correct, but I mean, I guess I don't know that that's abundantly clear to people listening to this call.

Jay Sugarman^ Okay. Well, look, we've just begun talking about Caret, I think. And so again, it's capital appreciation. We are going to make that as clear as possible in these documents that you'll see coming out. So I think the rules of the road will be really, clear. I think this was an unusual opportunity. But I think if you see what comes in our filings, it'll be clear how we and Dell and some of the other investors in Caret, see how to monetize this very large embedded value we think exists in Safehold.

Richard Anderson^ Okay. And then on the actual transaction itself, I know it's a one-offish thing that you don't expect, but the purchaser, it's sort of a reverse inquiry event for you, is put a pretty low cap rate even when the deal was announced relative to what was going on in the macro environment. I mean, do you have any idea what the game plan is there for this investor and why they would be willing to take such a small return in light of what's going on around them?

Jay Sugarman^ Yes. Look, we always say we try to find land that is really valuable. Sometimes that's by virtue of what's around it. Sometimes it's by virtue of where it is in a city. Strategic land has a lot of different value to different people. We think when there's compelling dynamics surrounding a piece of our land, we can capture value lots of different ways. This was certainly one of those. So this was not just random third-party investor, this is somebody who had a long-term vision.

Richard Anderson^ Fair enough. Last question for me. On Slide 15, there's a footnote that says, subject to Caret modifications. I'm wondering what those potential modifications might be, and in the case of MSD, are they still getting Safe stock at $37? Or is that being adjusted in light of the market? Thanks.

Jay Sugarman^ Yes. There's been no proposed changes. The clarifications and modifications of Caret are really the next step to really [vet] with a third-party investor how to make this the valuable asset, we believe it is. Again, you'll see those in the proxy and we think they are a another step forward and giving people a clear vision of how we're going to capture this value for them in a unique way. We think it's a valuable asset. But more than that, we think, it's something that once people have clarity around how it works and certainly Dell did a ton of work on this, so I think we're in a point where we can answer all the questions that I think you and others have had. With a lot more clarity and a lot more view towards how we're going get this value captured for staple shareholder.

Richard Anderson^ And on the MSD question, are they still getting SAFE stock at $37?

Brett Asnas^ Yes. Nothing is changed. Apologies, Jay, nothing is changed as it relates to any of the merger documents.

Richard Anderson^ Okay. Wonderful. Thanks very much, guys.

Operator^ Thank you. Your next question is coming from Stephen Laws of Raymond James. Stephen, your line is live.

Stephen Laws^ Hi, thanks. Good morning. Jay, you touched on this a little bit, but wanted to follow-up on the sales. As we think about portfolio seasoning over time, I mean, how many of these sales do you think we'll see annually? Does it depend on cost capital elsewhere versus recycling and harvesting gains? How should we think about that more on a medium-term or annual type basis?

Jay Sugarman^ Hi, Stephen. Yes, this is not part of our business plans, but just to be clear. When we are presented with opportunities to recycle capital and do so, we think is a highly accretive way, we'll certainly consider those. As you know, we think ground leases are something that's just beginning to be understood by the market and customers. So we're not really planning to turn around and turn the portfolio that was never part of the business plan. But we're thoughtful about capital. I caution everybody, this was a fairly unique set of circumstances, so it's not part of our core business plan.

Stephen Laws^ Great. To the core portfolio on that, you look at the Q3 volumes, all multifamily, Q2, I think it was five investments and five different property types. But can you talk about how pricing is on different types of collateral, how you're viewing things? Is there a risk reward that makes office more attractive in some scenarios or maybe seeing stress there that would push those people to look for other ways that they haven't considered previously like ground leases for liquidity and capital, maybe some updated thoughts on – across those topics?

Jay Sugarman^ Marcos, that sounds like a good question for you.

Marcos Alvarado^ So naturally, you can sort of see where there is liquidity in the market, but through kind of the asset classes that we originated in Q3 and in Q2. There is still lending going on in the multifamily space. And so we're able to capture some share with our existing customers and new customers in the multi space. As you start to kind of go to some of the other asset classes, there's a fair amount of liquidity and you're sort of at the beginning of this, what I would call repricing of the assets.

And I'm not saying that the assets haven't repriced in the multifamily space. There's just a little bit better clarity there. So we've selectively looked at some office assets that are in fill at the right basis. But ultimately, those transactions haven't come together. So I think you'll see us continuing to push in the multi space in the coming quarters.

Stephen Laws^ Great. Thanks Marcos.

Operator^ Thank you. Your next question is coming from Spenser Allaway of Green Street. Spenser, please ask your question.

Spenser Allaway^ Thank you. Just going back to the slowdown you cited in the transaction market, how confident are you guys today in achieving your investment target of the $7.5 billion portfolio by the end of 2023?

Jay Sugarman^ Yes. Look, I think we're at a moment where we should be patient and thoughtful here. This is certainly one of the most difficult markets we've seen. I don't think we're trying to be heroes here. We think this is another moment where we're going to prove to a lot of our customers why it makes sense to have long-term locked in capital for their land. We think it's going to help a lot of our customers move through this period in a fundamentally better way than some of the alternatives that they might have otherwise considered. So I think we're going to be patient and thoughtful with our customers. There's certainly going to be demand.

A little bit of it depends, Spenser, on our cost of capital, our access, what we think is appropriately priced debt and equity. But I don't think we're going to tell you we don't think we can meet that number. But I'd also tell you we're being thoughtful and patient here as these markets have gone from volatile to extremely volatile, I don't think we have quite the line of sight we've had before.

Spenser Allaway^ Okay. That makes sense. So if I'm understanding correctly too, I mean, it seems as though you might not be as aggressive until perhaps spreads kind of become a little bit more attractive again, considering they've narrowed quite considerably in recent quarters.

Jay Sugarman^ Yes. I think we have to look at both sides of the equation where our customers are transacting. Can they transact? As Marcos said, is likely to be some slowdown here, is the overall markets transition to this entire short-term rate environment. Brett has talked a lot about how we're trying to match our liability structure to our asset structure. That's a process. We’ve done some really innovative structure deals, but we're still early in that process. Obviously we don't like where our share price is that's a factor as well.

So I think we're just – we're looking at this market certainly as we go into the end, the last two months of this year, and thinking it's wise to be patient here. We're in the middle of a merger. We need to get that work through. So the business is going to be here whenever we want it to be. We know we're providing a solution that lots of customers want. So we just need to get things to line up on our side. And when they do, we will continue to be the best provider of this modern ground lease capital.

Spenser Allaway^ Okay. And then maybe just on rent coverage, so on 3Q acquisitions, it was around 3x, which I believe was the lowest we've seen in the portfolio. Can you just remind us of where your cutoff is, in terms of rent coverage and how you're kind of thinking about that in terms of new originations?

Marcos Alvarado^ Hey, Spenser, I'll take that. Generally, kind of that three threshold high twos is probably as low as we'll go. We always quote you everything on a blended basis. Historically, the multi assets have been closer to that lower three level range and other assets with potentially more volatility, hospitality, and office are wider, which sort of push up the overall averages. So I think it's still consistent with our benchmarks also, when we site coverages, they're either TTM or our underwritten coverages. And as you know, better than I do the – some of the inflation numbers that are ripping through the rental market should increase that coverage over time.

Spenser Allaway^ Great. Thank you, guys.

Operator^ Thank you very much. Your next question is coming from Jade Rahmani of KBW. Jade, please ask your question.

Jade Rahmani^ Thank you very much. I was wondering if you could give your view as to how much commercial real estate prices will decline and what implications there are for the value of Caret in that scenario?

Jay Sugarman^ Yes. Look, Marcos probably can give you on the ground viewpoint. I think, again, Jade long-term we look at hard assets are generally possibly correlated with inflation over long periods of time. That in the short-term is disrupted by the correlation between inflation rates and in interest rates, so as we see the rates moving much higher that's clearly going to have an impact on financing cost, which is going to have an impact on cap rates. We've seen, 15%, 20%, 10%, various people have come out and said, look, just take the impact of interest rates on values. And depending on the asset class and the growth of revenues, people are coming out with some meaningful declines. In the short-term, I would caution you Caret is always meant to be a long-term compounder of wealth.

And what we have seen over long periods of time is that inflation replacement cost is a very good predictor of long-term value in these core infill urban locations that we tend to focus on. So I can't tell you there won't be moments in time during Caret’s growth that there will be blips, but as you've seen it, I think in the first couple of years, the growth from both the internal and the external give us quite a bit of confidence that over any meaningful period of time Caret’s trajectory will continue to be a very positive one.

Marcos Alvarado^ Yes. Jade, just to add to that, I'll give you some direct data points in the multi space because we've obviously closed some transactions. This is a rough estimate, but roughly 15% down on the multi space, on the new originations, from where kind of the BOVs were at the beginning of the year. I'm not going to say that's across every single asset, but that feels like a good benchmark. We haven't seen a fair amount of office trades as you know there's so much liquidity in that asset class and sort of the buyer, sellers at somewhat of an impasse. Brett alluded to this. We appraise our assets on an annual basis. So we do expect some decreases, especially in the office portfolio as the year progresses.

Jade Rahmani^ Thank you very much. Regarding the merger, is there anything in capital market pricing dynamics that could change the construct of the merger? It seems to me that with the shape and structure of borrowing costs today, iStar’s liabilities could have potentially more value than what was contemplated when the merger was conceived. Do you have any comment on that? Thank you very much.

Jay Sugarman^ That's a good thought Jade. We have no proposed changes at this time. I'm sure the special committees are both watching the markets and at this point there's nothing to report.

Jade Rahmani^ Thank you.

Operator^ Thank you very much. Mr. Fooks, there appear to be no further questions.

Jason Fooks^ Sounds good. If you have any additional question on today's earnings release, please feel free to contact me directly. Jenny, would you please give the conference call replay instructions once again. Thanks.

Operator^ Absolutely. No problem at all. In order to access the replay, you need to call 877-481-4010 with confirmation code of 46957. I repeat 877-481-4010, confirmation code 46957. The replay will be available at 2:00 PM Eastern time today. Thank you very much. Ladies and gentlemen, this does conclude the conference call. You may disconnect your phone lines at this time and have a wonderful day. Thank you for your participation.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of the combined company and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the value of SpinCo's shares and liquidity in SpinCo's shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; and (10) general economic and business conditions that could affect the combined company and SpinCo following the transactions. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10-K.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute all for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.